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NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Denver and the state of Colorado on the 26th day of January, 1998.

Signature     Stonebridge Aggressive Growth Fund Inc.
          ------------------------------------------------
                                          (Name of Registrant)

       By /s/ Chad S Christensen
          -------------------------------------------------
                                          (Name of director or officer signing
                                           on behalf of Registrant

                                 ----------------------------------------
                                 Vice-President
(Title)